SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

CCSB Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14985B105 (CUSIP Number)

December 2, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14985B105	Page 2 of 4 Pages

1)	Names of Reporting Persons John R. Davis I.R.S. Identification Nos. of Above Persons Not Applicable
2)	Check the appropriate box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 47,449
(6) Shared Voting Power 0
(7) Sole Dispositive Power 47,449
(8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,449
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row 9 5.1%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 14985B105	Page 3 of 4 Pages

Item 1	(a)	Name of Issuer: CCSB Financial Corp.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1178 West Kansas, Liberty, Missouri 64068

Item 2	(a)	Name of Person Filing: John R. Davis

Item 2	(b)	Address of Principal Business Office or, if none, Residence: 1178 West Kansas, Liberty, Missouri 64068

Item 2	(c)	Citizenship: USA

Item 2	(d)	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2	(e)	CUSIP Number: 14985B105

Item 3:	Not applicable

CUSIP No. 14985B105	Page 4 of 4 Pages

Item 4:	Ownership

(a) Amount beneficially owned 47,449

(b) Percent of class 5.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 47,449

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 47,449

(iv) Shared power to dispose or to direct the disposition of 0

The 47,449 shares beneficially owned is inclusive of options to acquire 11,159 shares.

Item 5:	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7:	Identification and Classification of the Subsidiary that Acquired Securities Being Reported On. Not applicable.

Item 8:	Identification and Classification of Members of the Group. Not applicable.

Item 9:	Notice of Dissolution of Group. Not applicable.

Item 10:	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2005

/s/ John R. Davis